UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: January, 2017

Commission File Number: 001-33562

PLATINUM GROUP METALS LTD.

Suite 788 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [   ]        Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Explanatory Note

This Report on Form 6-K/A to the Report on Form 6-K furnished to the Commission on January 13, 2017 is being furnished to the Commission to fix a typographical error in the signature blocks on each of the Form 6-K and Exhibit 99.3.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

PLATINUM GROUP METALS LTD.
/s/ R. Michael Jones
Date: January 18, 2017	R. Michael Jones
President and Chief Executive Officer

EXHIBIT INDEX

EXHIBITS 99.1 AND 99.2 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-213985) (THE “REGISTRATION STATEMENT”), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, AND EXHIBIT 99.3 IS HEREBY INCORPORATED BY REFERENCE AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

Exhibit	Description

99.1*	Condensed Consolidated Interim Financial Statements for the Three Months Ended November 30, 2016

99.2*	Management’s Discussion and Analysis for the Period Ended November 30, 2016

99.3	Consent of R. Michael Jones

99.4*	Form 52-109F2 – Certification of Interim Filings - CEO

99.5*	Form 52-109F2 – Certification of Interim Filings - CFO

99.6*	News Release dated January 13, 2017